TOKYO AOYAMA AOKI LAW OFFICE

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03050392

FILE No. 82-5176

March 20, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of Foreign Ownership of Our Shares (dated February 18, 2003)
- Notice of Purchase by the Company of its Own Shares from the Public (dated February 27, 2003)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(Translation)

February 18, 2003

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Mr. Tsuyoshi Habara
General Manager of Finance Dept.
Tel: 03-5500-8163

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of February 14, 2003, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was 15% or more, as described below:

Description

1. Percentage of foreign ownership as of February 14, 2003

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	161,012.0 shares (161,012.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,074,304.2 shares (1,069,455.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	15.06%

2. Date of public notice

February 20, 2003 (to be inserted in morning papers of *The Sangyo Keizai Shimbun* and *The Nihon Keizai Shimbun*).

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

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FILE No. 82-5176

(Translation)

February 27, 2003

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Mr. Tsuyoshi Habara General Manager of Finance Dept. Tel: 03 (5500) 8163

Notice of Purchase by the Company of its Own Shares from the Public

Notice is hereby given that Fuji Television Network, Incorporated (the "Company"), at the meeting of its Board of Directors held on February 27, 2003, adopted a resolution to purchase its own shares from the public, as follows:

Description

Details of the resolution of the Board of Directors relating to the purchase of its own shares from the public:

1. Purpose of purchase

To be able to carry out its capital policy with agility, the Company adopted a resolution to purchase its own shares pursuant to Article 210, paragraph 1 of the Commercial Code of Japan at its Ordinary General Meeting of Shareholders held on June 27, 2002. In accordance with the resolution, the Company, at the meeting of its Board of Directors held on February 27, 2003, adopted a resolution to purchase its own shares. Consequently, the Company will purchase its own shares from the public.

2. Description of the resolution for the purchase of its own shares (adopted at the Ordinary General Meeting of Shareholders held on June 27, 2002).

(1)	Class of shares to be purchased:	Shares of common stock of the Company
(2)	Total number of shares to be purchased:	Not exceeding 50,000 shares
(3)	Aggregate purchase prices of shares:	Not exceeding ¥50,000,000,000

3.	Purchase period:	From February 28, 2003 (Friday) to March 24, 2003 (Monday)
4.	Purchase price:	¥411,000 per share
5.	Basis for determination of purchase price:	Closing price of shares of common stock of the Company on the Tokyo Stock Exchange on the business day (February 26, 2003) immediately preceding the day on which the meeting of the Board of Directors was held to determine the purchase of its own shares from the public.
6.	Number of shares to be purchased:	25,000 shares
7.	Funds required for the purchase:	¥10,319 million

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